

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2022

Dewan F. H. Chowdhury
Chief Executive Officer
Nemaura Medical Inc.
57 West 57th Street
New York, NY 10019

      Re: Nemaura Medical Inc.
           Registration Statement on Form S-3
           Filed March 16, 2022
           File No. 333-263618

Dear Mr. Chowdhury:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jane Park at 202-551-7439 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Laura Anthony, Esq.